February 26, 2013

John Grzeskiewicz

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File Nos. 333-178833, 811-22655.

Dear Mr. Grzeskiewicz:

On December 14, 2012, Northern Lights Fund Trust III (the "Registrant"), on behalf of the Avatar Capital Preservation Fund, Avatar Tactical Multi-Asset Income Fund, Avatar Absolute Return Fund and Avatar Global Opportunities Fund (the "Funds"), each a series of the Registrant, filed Post-Effective Amendment No. 21 to its registration statement under the Securities Act of 1933 on Form N-1A.  On January 31, 2013, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

SUMMARY PROSPECTUS

Comment 1.  In “Principal Investment Strategies” for each Fund, reference is made to the Fund’s investment in exchange-traded products (“ETPs”) and the Fund’s use of leverage.  ETPs and leverage are often associated with derivatives.  If the use of derivatives is a significant or material aspect of the Fund’s strategy, please so state and revise the disclosure to indicate the extent to which derivatives will be used and the type of derivatives may be used.

Response.  The adviser has confirmed to the Registrant that the Fund will not invest a significant portion of its assets in derivatives, although certain of the ETPs in which the Fund invests may invest in derivatives.

Comment 2.  To the extent a Fund will utilize derivatives as a significant or material part of its investment strategy, please revise the applicable Fund’s Principal Investment Risks section accordingly by adding a “Derivatives Risk.”

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February 26, 2013

Response.  While he adviser has confirmed to the Registrant that the Fund will not invest a significant portion of its assets in derivatives, a derivatives risk was added because certain of the ETPs in which the Fund invests may invest in derivatives.

Comment 3. Please confirm that the Fund considered the observations in the Barry Miller letter to the ICI, dated July 30, 2010, in drafting the derivatives disclosure in the prospectus. Additionally, please confirm risk disclosures are consistent with the strategy-specific use of derivatives, e.g. leverage.

Response.  The Barry Miller letter is not applicable as the Funds will not be significantly invested in derivatives.

Comment 4.  For each Fund, with respect to the Fund’s investment in fixed income securities, please disclose, as appropriate, any investment limitations to which the Fund may be subject based on maturity, credit quality and/or duration.

Response.  Each Fund’s strategy already states that it may invest in fixed income securities of a mix of short-, intermediate-, and long-term investment grade, taxable bonds. The Funds do not have a target duration of the securities.  The Registrant has revised the disclosure to note that there is no target duration of the fixed income securities.

Comment 5.  An apparent ambiguity, or lack of clarity exists in the section entitled “Principal Investment Strategies” for each Fund.  The disclosure implies, with respect to the adviser’s active strategy, “GTAA,” that the Fund will invest primarily in equity securities while the later paragraph implies that the Fund will invest in a broad range of securities.  Please revise the disclosure to clarify the Fund’s focus.

Response. The Fund will invest in a broad range of securities.  The beginning of the disclosure has been revised to clarify the Fund’s focus.

“The adviser uses an active strategy, referred to as Global Tactical Asset Allocation (“GTAA”), to select ETPs representing a variety of asset classes that it believes have the potential to generate income and positive returns in the given economic environment.  The adviser maintains proprietary economic models to interpret market activity and anticipate market movements.  The adviser may make tactical changes to the Fund’s portfolio in response to changing market conditions, and will not consider portfolio turnover a limiting factor in making decisions for the Fund.”

Comment 6.  With respect to each of the Funds, if a Fund will invest in ETFs, will the Fund be relying on Section 12(d)(1)(F) of the Investment Company Act of 1940, as amended (the “1940 Act”), or an existing exemptive order?

Response.  When the Funds purchase ETFs, they will either invest within the limitations of Section 12(d)(1)(F) or rely on an existing exemptive order of the ETF.

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February 26, 2013

Comment 7.  To what extent will each Fund invest in foreign securities?  Additionally, what limits will be placed on such investments?  May the Fund invest a majority of its assets in foreign securities?  Please revise the disclosure as necessary.

Response.  Each Fund invests without constraints on asset class and, therefore, does not have a limit on the amount of Fund assets that may be invested in foreign securities.

Comment 8.  For each Fund, please disclose any market capitalization criteria, limitations or guidelines the Fund will be subject to.  If the Fund may invest in any issuer without regard to market capitalization, so state.

Response.  The existing disclosure for each Fund already states the market capitalization target for each Fund.

Comment 9.    The Principal Investment Risks listed for the Capital Preservation Fund and the Tactical Multi-Asset Income Fund are identical.  How are the two Funds different?

Response. Both Funds invest in similar types of securities and are, therefore, subject to the same types of risks. The difference between the Funds is in the weightings of the securities. The Capital Preservation Fund is a more conservative fund than the Tactical Multi-Asset Income Fund. As stated in the last sentence of the first paragraph of the principal investment strategy of the Capital Preservation Fund, the Capital Preservation Fund expects to invest primarily in fixed income securities under normal market conditions.  The Tactical Multi-Asset Income Fund simply expects the percentage of the Fund’s portfolio invested in each asset class to change over time.

Comment 10.  Under the section entitled “Principal Investment Strategies” of the Tactical Multi-Asset Income Fund prospectus, reference is made to “alternative/specialty securities.”  This term is described in the Absolute Return Fund, but not here.  To the extent such securities are intended to be a principal aspect of the Fund’s investment strategy, please revise the disclosure to provide a description of what is meant by “alternative/specialty securities,” or, if such securities are not intended to be an important or principal part of the Fund’s strategy, so state.

Response.  The Registrant has added the description below of “alternative/specialty securities” to the description of the Tactical Multi-Asset Income Fund’s strategy.

“Underlying alternative and specialty securities may include ETPs that invest in commodities, foreign currencies and real estate investment trusts (“REITs”), as well as inverse ETPs (ETPs designed to produce returns that are opposite to those of the index to which they are linked).”

Risk disclosure regarding the alternative/specialty securities was also added to the principal risks.

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Comment 11.  Under the section entitled “Principal Investment Strategies” of the Absolute Return Fund, in the sentence that begins, “Underlying alternative and specialty securities may include…” reference is made to the Fund’s investment in commodities and REITs.  Please revise the Principal Investment Risk disclosure to reflect the risks related to these investments.

Response.  The Registrant has added the additional risk disclosure requested.

Comment 12.  With respect to the Global Opportunities Fund, please clarify in which global markets will the Fund invest; i.e., emerging, developing, continent specific.  If the Fund may invest in global markets without restriction as to type or location, so state.

Response.  The Global Opportunities Fund may invest in global markets without restriction as to type or location, and disclosure so stating has been added to the end of the first paragraph in Principal Investment Strategies.

Comment 13.  With respect to the Global Opportunities Fund, “Portfolio Turnover Risk” is listed as a Principal Investment Risk.  If high portfolio turnover is a principal aspect of the Fund’s strategy, please revise the Principal Investment Strategy section to disclose the expected high turnover.  Alternatively, if high portfolio turnover is not a part of the Fund’s principal investment strategy, please explain why “Portfolio Turnover Risk” is appropriate.

Response.  The Registrant has revised the disclosure for each Fund (as indicated below) to indicate that each Fund has a high portfolio turnover rate and to add Portfolio Turnover Risk where not already provided.

“The adviser may make tactical changes to the Fund’s portfolio in response to changing market conditions, and will not consider portfolio turnover a limiting factor in making decisions for the Fund, and, therefore, the Fund is expected to have a high portfolio turnover rate.”

Comment 14.  Under the section entitled “Additional Information about Investment Strategies and Related Risks,” no discussion or disclosure regarding derivatives is provided.  Please disclose that the Funds (or an individual Fund, as appropriate) will not invest significantly in derivatives, or amplify disclosure regarding the type and nature of derivative investments and their related risks.  Please consult the Barry Miller letter, referenced above.

Response. The Registrant has added the disclosure indicated below to indicate that the Funds will not significantly invest in derivatives.

“The adviser combines both quantitative and qualitative research to construct Fund portfolios containing approximately 20-60 ETPs. Fixed income portfolio holdings are a mix of US government and agency issues and some selected corporate debt obligations. The Fund may

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also invest in fixed income and equity securities directly. In addition, the Fund may use leverage to hedge portfolio positions and manage volatility, and/or to increase exposure to long positions; however, investments in derivatives will not be a significant investment strategy of the Funds. The adviser’s sell disciplines are driven by asset allocation decisions, deteriorating fundamentals, or structural restrictions.”

Comment 15.  Under "Frequent Purchases and Redemptions of Fund Shares," it states that the adviser or transfer agent may, in each’s sole discretion, determine that trading activity is detrimental to the Fund and take action accordingly. Consider revising the disclosure in accordance with Item 11(e) of Form N-1A to provide more specificity regarding the circumstances that would trigger rejecting or limiting future purchases, exchanges or redemptions of the Fund.

Response.  The Registrant has reviewed the disclosures and does not believe it can further clarify the terms under which an early redemption fee would apply or shareholder purchase orders would be rejected without providing a roadmap to those who might wish to evade the limits of the policies.

Comment 16.  Form N-1A requires that the 811 number be disclosed on the back cover of the prospectus.  Please revise the back cover to include the information required by the Form.

Response. The Registrant has made the requested revision.

STATEMENT OF ADDITIONAL INFORMATION

Comment 17.  Please confirm that the Statement of Additional Information disclosures are not the sole source of any principal investment strategies or principal investment risks and that disclosures are not superfluous or irrelevant.

Response.  The Registrant so confirms.

Comment 18.  Under the section entitled “Investment Restrictions,” please consider adding restrictions specific to (1) underwriting and (2) diversification.

Response.  The Registrant believes that the current list of restrictions is satisfactory and complies with the requirements of Form N-1A and the 1940 Act.

Adviser’s Name

Comment 19.  The Funds’ adviser, Momentum Investment Partners, LLC, utilizes a d/b/a name, Avatar Investment Management.  Is there any significance to the d/b/a name?  Is it a proprietary or trademarked name?  If so, who does it belong to; a related party or a third party?  If it is more than merely an arbitrarily selected name, please disclose as much in the SAI in the section entitled “Investment Adviser.”

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Response.  Avatar is a proprietary name currently belonging to Momentum Investment Partners LLC, which acquired the name when it acquired certain assets of Avatar Associates, including the Avatar brand name. Disclosure regarding the Avatar name has been added to the SAI as requested.

General Comment.

Comment 20.  A cover letter did not accompany this filing.  In the future, please provide a cover letter with each filing that explains the purpose of the filing and provides the name and contact information for at least 2 people.

Response.  The Registrant confirms that it will submit a cover letter with each filing in the future.

* * * * *

The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

____________________

Tanya L. Goins